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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO
                                 Amendment No. 1

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                          ----------------------------

                           International Paper Company
                       (Name of Subject Company (Issuer))

                           International Paper Company
                  (Name of Filing Person (Issuer and Offeror))

                     Common Stock, Par Value $1.00 Per Share
                         (Titles of Class of Securities)
                                   460146 10 3
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                             Maura Abeln Smith, Esq.
         Senior Vice President, General Counsel and Corporate Secretary
                               6400 Poplar Avenue
                            Memphis, Tennessee 38197
                                 (901) 419-7000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Persons)
                          ----------------------------
                                 With a Copy to:

                              Patricia Moran, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                            CALCULATION OF FILING FEE

======================================= ========================================
        Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------- ----------------------------------------
            $1,500,000,012                             $160,607
======================================= ========================================

* Estimated for purposes of calculating the filing fee only, this amount is based on the purchase of 41,666,667 shares of common stock at the maximum tender offer price of $36.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $160,607          Filing Party: International Paper
                                                             Company
     Form or Registration No.: Schedule TO     Date Filed: August 16, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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


                                  INTRODUCTION

                  This Amendment No. 1 (this "Amendment") amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on August 16, 2006 (the "Schedule TO") by International Paper Company, a New York corporation (the "Company"), relating to the offer by the Company to purchase for cash up to 41,666,667 shares of its common stock, par value $1.00 per share (the "Shares"), at a purchase price not greater than $36.00 nor less than $32.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with any supplements and amendments thereto, collectively constitute the "Offer").

                  The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 - 9 and ITEM 11.

                  Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, a copy of which was filed with the Schedule TO as exhibit (a)(1)(A), is hereby amended as follows:

(1) In the Forward-Looking Statements section of the Offer to Purchase, (i) the last sentence on page 10 of the Offer to Purchase is hereby amended to insert at the end thereof "except as required by applicable law" and (ii) a new last sentence is hereby inserted as follows: "The Company confirms that it will comply with Rule 13e-4(d)(2) and Rule 13e-4(e)(3) with respect to the information presented to security holders."

(2) In Section 7 of the Offer to Purchase, the second parenthetical of the first paragraph thereof is hereby amended in its entirety to read as follows:

"(or shall have been reasonably determined by us to have occurred)"

(3) In Section 10 of the Offer to Purchase, the fourth bullet point under the caption that reads "Incorporation by Reference" is hereby amended in its entirety to read as follows:

"o   Current Reports on Form 8-K, as filed on February 17, March 10, March 16,
March 24, April 3, August 3, August 14 and August 23, 2006; and"

ITEM 10.

                  Item 10 of the Schedule TO is hereby amended to insert at the end thereof the following:

"In accordance with the instructions to Item 10 of Schedule TO, financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the Offer is not subject to any financing condition; and (3) the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR."

ITEM 11.

                  Item 11 of the Schedule TO is hereby amended to insert at the end thereof the following:

"The Company undertakes to amend and disseminate as necessary a revised Schedule TO to incorporate by reference future periodic reports made by the Company."

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   INTERNATIONAL PAPER COMPANY

                                   By:    /s/ Maura Abeln Smith
                                          --------------------------------------
                                   Name:  Maura Abeln Smith
                                   Title: Senior Vice President, General Counsel
                                          and Corporate Secretary


Date:  August 23, 2006

                                INDEX TO EXHIBITS


       Exhibit Number   Document
       --------------   --------

       (a)(1)(A)*       Offer to Purchase, dated August 16, 2006

       (a)(1)(B)*       Letter of Transmittal

       (a)(1)(C)*       Notice of Guaranteed Delivery

       (a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006

       (a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006

       (a)(1)(F)*       Summary Advertisement, dated August 16, 2006

       (a)(1)(G)*       Press Release issued by the Company on August 15, 2006

       (a)(1)(H)* Letter to Participants in the International Paper Company Savings Plans, dated August 16, 2006

       (a)(1)(I)* Letter to Participants in the International Paper Company Stock Option Program, dated August 16, 2006

       (a)(2)           Not applicable

       (a)(3)           Not applicable

       (a)(4)           Not applicable

       (a)(5)(A)*       Employee Communication

       (a)(5)(B)* Regulation BTR Notice of Blackout Period and Suspension of Trading by Directors and Executive Officers of International Paper Company, dated August 16, 2006

       (b)(1) Amended and Restated Credit and Security Agreement, dated as of November 17, 2004, by and among International Paper Company, as performance guarantor, Red Bird Receivables, Inc., as borrower, International Paper Financial Services, Inc., as initial servicer, certain special purpose entities named therein, as loan conduits, certain financial institutions named therein, as liquidity banks, certain financial institutions named therein, as co-agents, and Wachovia Bank, National Association as administrative agent (incorporated by reference to Exhibit 10.01 of the Company's Report on Form 8-K/A filed on December 9, 2004). Certain confidential portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

       (b)(2)* Receivables Sale Agreement, dated as of December 26, 2001, by and between International Paper Company, as originator, and International Paper Financial Services, Inc., as buyer.

       (b)(3)* Receivables Sale and Contribution Agreement, dated as of December 26, 2001, by and between International Paper Financial Services, Inc. and Red Bird Receivables, Inc., as buyer.

       (b)(4)* Omnibus Amendment (Amendment No. 3 to Receivables Sale Agreement, Amendment No. 5 to Receivables Sale and Contribution Agreement, Amendment No. 2 to Amended and Restated Credit and Security Agreement), dated as of August 7, 2006, by and among International Paper Company, International Paper Financial Services, Inc., Red Bird Receivables, Inc., certain financial institutions named therein, as co-agents, and Wachovia Bank, National Association, as administrative agent.

       (b)(5)* Issuing and Paying Agency Agreement, dated as of June 13, 2005, by and between International Paper Company and JPMorgan Chase Bank, N.A., as issuing and paying agent.

       (b)(6)* Commercial Paper Dealer Agreement, dated as of May 31, 2000, between International Paper Company, as issuer, and Merrill Lynch Money Markets Inc., as dealer.

       (b)(7)* Commercial Paper Dealer Agreement, dated as of June 6, 2005, between International Paper Company, as issuer, and Citigroup Global Markets Inc., as dealer.

       (b)(8)* Commercial Paper Dealer Agreement, dated as of March 20, 2000, between International Paper Company and Credit Suisse First Boston LLC, as dealer, as amended by Amendment No. 1 thereto dated as of March 31, 2005.

       (b)(9)* Commercial Paper Dealer Agreement, dated as of August 2, 2000, between International Paper Company, as issuer, and Chase Securities Inc., as dealer.

       (d)(1) Amended and Restated Long-Term Incentive Compensation Plan, as of February 2, 2005 (incorporated by reference to Exhibit 99.1 of the Company's Report on Form 8-K filed on February 11, 2005).

       (d)(2)* Amendment No. 3 to International Paper Company Restricted Stock Plan for Non-Employee Directors (as amended through May 7, 2002).

       (d)(3) Amendment to the International Paper Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 of the Company's Report on Form 8-K filed on March 16, 2006).

       (d)(4) Form of Confidentiality and Non-Competition Agreement entered into by Company employees who may receive restricted stock awards pursuant to the Long-Term Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
                        2003).

       (d)(5) Form of Non-Competition Agreement entered into by certain Company employees (including named executive officers) who may receive performance share awards or restricted stock awards pursuant to the Long-Term Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31,
                        2006).

       (d)(6) Form of Non-Solicitation Agreement entered into by certain Company employees (including named executive officers) who may receive performance share awards or restricted stock awards pursuant to the Long-Term Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31,
                        2006).

       (d)(7) Form of individual non-qualified stock option agreement under the Company's Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

       (d)(8) Form of individual executive continuity award under the Company Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

       (d)(9) Form of Change of Control Agreement - Tier I (incorporated by reference to Exhibit 10.3 to the Company's Report on Form 8-K filed on October 18, 2005).

       (d)(10) Form of Change of Control Agreement - Tier II (incorporated by reference to Exhibit 10.4 to the Company's Report on Form 8-K filed on October 18, 2005).

       (d)(11) Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003).

       (d)(12) Board Policy on Severance Agreements with Senior Executives (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed on October 18,
                        2005).

       (d)(13) Board Policy on Change of Control Agreements (incorporated by reference to Exhibit 10.2 to the Company's Report on Form 8-K filed on October 18, 2005).

       (d)(14) Management Incentive Plan, amended and restated as of January 1, 2005 (incorporated by reference to Exhibit
                        10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

       (d)(15) Unfunded Supplemental Retirement Plan for Senior Managers, as amended and restated (incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended June 30, 2005).

       (d)(16) Amendment to Unfunded Supplemental Retirement Plan for Senior Managers, as amended and restated (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed on February 17, 2006).

       (d)(17) International Paper Company Deferred Compensation Savings Plan (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K or the fiscal year ended December 31, 2000, filed on March 26,
                        2001).

       (d)(18) International Paper Company Pension Restoration Plan for Salaried Employees (incorporated by reference to Exhibit
                        10.12 to the Company's Annual Report on Form 10-K or the fiscal year ended December 31, 2000, filed on March 26,
                        2001).

       (d)(19)* International Paper Company Nonfunded Deferred Compensation Plan for Directors (as amended through May 7, 2002).

       (g)              Not applicable

       (h)              Not applicable

       -----------------

       * Previously filed with Schedule TO on August 16, 2006.